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Phone: 250-979-7028
www.pace-energy.com
info@pace-energy.com

TSX.V SYMBOL : PCE   **October 9, 2007**

PACIFIC ASIA CHINA ENERGY INC UPDATES
PACE MITCHELL DRILLING OPERATIONS

Pacific Asia China Energy Inc. ("PACE" or "the Company") is pleased to update shareholders on programs operated by PACE Mitchell Drilling Corp, the Company's 50% owned drilling subsidiary, co-owned with Mitchell Drilling Corp of Australia. PACE Mitchell Drilling Corp owns and operates two new Dymaxion CBM drilling rigs in China, which were transported there from Australia at the beginning of the year. The Dymaxion drill rig is responsible for approximately 80% of the successfully drilled CBM wells in Australia. Many of these wells were completed in a regulated natural gas pricing environment from CBM deposits that were considered to be marginal or uneconomic. PACE Mitchell Drilling anticipates the drilling effectiveness, in addition to the cost and labour efficiencies demonstrated in Australia, will be achieved by the initiatives now being undertaken in China.

PACE Mitchell's first Dymaxion drill rig is currently being transported from the Shenhua Group's Ningxia Coal Mine degasification site to a new undisclosed location where it will drill the first Dymaxion test CBM well set in China. The well is being drilled on behalf of a leading CBM company presently conducting exploration and development activities. For competitive reasons, confidentiality of this project is in effect. The Company will provide an update when conditions permit.

At the Shenhua Ningxia Coal Mine site, difficult drilling conditions were later encountered, and no further drilling could be carried out. A subsequent evaluation of the underground conditions completed by PACE Mitchell's engineers revealed that part of the area had already been mined, resulting in drilling conditions not amenable to further degasification activity. All outstanding issues have been settled amicably between the Shenhua Group and the four company consortium contracted to complete the project. The Company received approximately US $2 million of the US $4.5 million it was to receive if the project could have been completed. The stoppage in drilling operations has allowed the rig to be immediately available for new work. Regarding the recently announced degasification project in Yunnan province, PACE Mitchell's second drill rig is being prepared for transport to the Weixin Guanyinshan Coal Mine in Kunming (see news release, September 4, 2007). Drilling is expected to begin early this month.

PACE Mitchell's senior management continues to be very encouraged with the expressions of interest shown in the Dymaxion drilling platform. The potential drilling work available demonstrates the need for additional rigs. PACE Mitchell has completed a new financial plan and recently met with parties interested in financing the construction of additional rigs for use in China. Discussions are continuing.

PACIFIC ASIA CHINA ENERGY INC. is a Canadian based resource company specializing in the strategic development of Coal Bed Methane projects in China, CBM drilling and coal degasification through its 50% owned subsidiary, PACE MITCHELL DRILLING CORP. Common Shares of PACIFIC ASIA CHINA ENERGY INC. are listed on the TSX Venture Exchange under the symbol "PCE".

MITCHELL DRILLING CORP. is Australia's largest privately owned drilling company that has been servicing the drilling needs of the resource industry for approximately four decades. Mitchell presently operates in three continents and entered China in 2006 through the creation of its 50% owned joint venture subsidiary PACE MITCHELL DRILLING CORP.

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

"Devinder Randhawa"

Devinder Randhawa, Chairman & CEO

For Investor Relations:
Craig Christy
Ph: (250) 979-7028
TF: (877) 979-7028
info@pace-energy.com
www.pace-energy.com